SEC File Number
0-21456
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CUSIP Number
285 825 10 5
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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):[ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K
  [x] Form 10-Q  [ ] Form N-SAR

		For Period Ended: September 30, 2001
                            --------------------
		[  ] Transition Report on Form 10-K
		[  ] Transition Report on Form 20-F
		[  ] Transition Report on Form 11-K
		[  ] Transition Report on Form 10-Q
		[  ] Transition Report on Form N-SAR
		For the Transition Period Ended:
                                          -------------------

Read Instruction (on back page) Before Preparing Form.  Please
Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

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Full Name of Registrant

Electronic Retailing Systems International, Inc.
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Former Name if Applicable

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Address of Principal Executive (Street and Number)

488 Main Avenue
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City, State and Zip Code

Norwalk, Connecticut 06851
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PART II - RULES 12B-25(b) AND (c)
If the subject report could not be filed with unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part
III of this form could not be eliminated without
unreasonable effort or expense;
(b) The subject annual report, semi-annual report,
transition report on Form 10-K, Form 20-F, 11-K or
Form N-SAR, or   portion thereof, will be filed on or
before
[x]	the fifteenth calendar day following the prescribed
due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has been unable to file the referred report without unreasonable effort and expense as a result of the previously reported winding down of the Registrant's electronic shelf label operations, pursuant to which the Registrant will complete and include in said report its calculation of special charges attendant thereto.
(Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

		Mr. Michael Persky         203		849-2600
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		Name					(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13
or 15(d) of the Securities Exchange Act of 1934 or Section
30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If answer is no, identify report(s).

										[x]Yes	[ ]No

(2)	Is it anticipated that any significant changes in results
of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

										[x]Yes	[ ]No

		If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

		As a result of the winding down of its electronic shelf label ("ESL") operations, the Registrant estimates that it will record approximately $258,000 in product sales for the three months ended September 30, 2001 (approximately
$2,901,000 for the nine months ended on such date), compared to $866,000 in product sales for the three months ended September 30, 2000 ($2,895,000 for the nine months ended on such date). As a result of such circumstances, including an increase in customer calls in connection with the winding down of ESL operations, the Registrant estimates that it will record approximately $776,000 in maintenance revenues for the three months ended September
30, 2001 (approximately $1,240,000 for the nine months ended on such date), compared to $113,000 for the three months ended September 30, 2000 ($671,000 for the nine months ended on such date). The Registrant is continuing to evaluate such estimates for purposes of the subject report.
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Electronic Retailing Systems International, Inc.
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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  	November 14, 2001		        By s/Michael Persky
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									Michael Persky
									President

INSTRUCTION:	 The form may be signed by an executive officer
of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


Attention:

Intentional misstatements or omissions of fact constitute
Federal Criminal Violations (see 18 U.S.C. 1001)